May 23, 2005

via U.S. mail and facsimile to (309) 263-1866


Mr. Daryl R. Lindemann
Chief Financial Officer and Secretary
Morton Industrial Group, Inc.
1021 W. Birchwood
Morton, IL  61550


	RE:	Form 10-K for the year ended December 31, 2004
		Filed March 29, 2005
      File No. 000-13198

Dear Mr. Lindemann:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


March 26, 2004 Refinancing, p. 16

1. Please tell us how you accounted for the extinguishment of the revolving credit facility and term loan due to the former Harris syndicate, as well as the cancellation of the warrants held by them.


Significant Cash Commitments, p. 18

2. In future filings, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Report of Independent Registered Public Accounting Firm, p. 24

3. Please amend your filing to include the signature of your independent registered public accounting firm. Refer to Article 2 of
Regulation S-X.

(5) Intangible Assets, p. 34

4. Regarding your intangible assets:
* In future filings, debt issuance costs should not be included as intangible assets as these costs do not meet the definition of an intangible asset. Please reclassify this amount on your balance sheets.
* Please tell us the method you use to amortize your debt issuance costs and where you classify such amortization.
* Please tell us why your accumulated amortization decreased by $1,569 from December 31, 2003 to December 31, 2004.

(9) Income Taxes, p. 40

5. We note that the decrease in your deferred tax valuation
allowance
of $7,441 increased your net earnings by 58% for the year ended December 31, 2004. Please explain in detail your consideration of paragraphs 20 - 25 of SFAS No. 109 in reducing your valuation allowance and determining that your net deferred tax asset of $8,100 is realizable, particularly in light of your pre-tax losses in 2000,
2001, and 2002. Please also identify for us the specific factors that resulted in this reduction in 2004, as opposed to other years.

6. In addition, in future filings in your management`s discussion and analysis section, please explain the reason for this decrease in your valuation allowance and its effect on your net income. In your response, please show us what these future revisions will look like.




(10) Redeemable Preferred Stock, p. 42

7. Citing relevant accounting literature, please explain why you recognize the gain on the 2003 modification of your mandatorily redeemable preferred stock over the term of the agreement, as opposed to recognizing the gain, in its entirety, in 2003.

(16) Segment Reporting, p. 45

8. You indicate that your only segment is your contract metal fabrication segment. However, we note, based on your discussion in
Item 1 of your Form 10-K, that your products are used in the construction, industrial, and agricultural industries. Please clarify for us whether your business includes any components that meet the definition of an operating segment in paragraph 10 of SFAS
No. 131. If so, please tell us how you meet the aggregation requirements in paragraph 17 if SFAS No. 131, given the variety of industries you serve, the variety of your products, and the tailored-nature of your production processes. In addition, in future filings, please disclose and supplementally provide to us the information required by paragraph 37 of SFAS No. 131.



*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief

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Mr. Daryl R. Lindemann
Morton Industrial Group, Inc.
May 23, 2005
Page 4 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE